Exhibit (a)(5)(N)
Central Vermont Public Service NEWS RELEASE For Immediate Release: April 19, 2006

Press Release of Final Results

              Rutland, VT, April 19, 2006 - Central Vermont Public Service Corp. (NYSE-CV) today announced that as a result of a clerical error by its depositary agent, the final results of its offer to purchase up to 2,250,000 shares of its outstanding common stock at a price not greater than $22.50 and not less than $20.50 per share, which expired on April 5, 2006, has been revised. Central Vermont is purchasing 2,249,975 shares at $22.50 per share, or just 25 shares short of its stated goal.

              Based on the revised final count by the depositary for the tender offer, 2,379,221 shares of common stock, including conditional shares, were properly tendered and not withdrawn at or below a price of $22.50 per share. In accordance with the terms of the offer to purchase, Central Vermont first purchased shares from holders of odd lots. It then purchased from all other stockholders who had not conditionally tendered their shares. Finally Central Vermont purchased from holders who tendered their shares subject to condition that Central Vermont purchase a specified minimum number of the holder's shares.

              In order for the Company to purchase up to 2,250,000 shares, it became necessary to purchase the conditional shares by random lot, to the extent feasible, as specified by the terms of the offer to purchase. To be eligible for purchase by random lot, stockholders whose shares were conditionally tendered were required to tender all of their shares. All shares tendered and delivered at prices at or below $22.50 that were not purchased after the application of the random lot factor, a combined total of 70,897 shares, will be returned promptly to shareholders by the depositary.

              Payment for the shares accepted for purchase will be done promptly by the depositary. Upon completing the tender offer, CVPS will have 10,051,940 shares of common stock outstanding.

              The depositary for the tender offer is American Stock Transfer & Trust Company. For questions and information, please contact the information agent for the tender offer, Morrow & Co., Inc., by calling (800) 607-0088.

              CVPS, founded in 1929, is Vermont's largest electric utility, serving more than 151,000 customers.